UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                   FORM 15

        CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
     SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number: 0-13368

                    FIRST MID-ILLINOIS BANCSHARES, INC.
           (Exact name of registrant as specified in its charter)

                           1515 Charleston Avenue
                           Mattoon, Illinois 61938
                               (217) 234-7454

        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        COMMON STOCK PURCHASE RIGHTS*
          (Title of each class of securities covered by this Form)

                   COMMON STOCK, $4.00 PAR VALUE PER SHARE
                       COMMON STOCK PURCHASE RIGHTS**
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)         [X]  Rule 12h-3(b)(1)(ii)     [ ]
        Rule 12g-4(a)(2)         [ ]  Rule 15d-6               [ ]
        Rule 12h-3(b)(1)(i)      [X]

   Approximate number of holders of record as of the certification or
   notice date:   0

   Pursuant to the requirements of the Securities Exchange Act of 1934, First-Mid Illinois Bancshares, Inc. has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

   Date: September 24, 2009           FIRST-MID ILLINOIS BANCSHARES, INC.

                               By:    /s/ William S. Rowland
                                      ---------------------------------
                                      William S. Rowland
                                      President and Chief
                                        Executive Officer

   * The Common Stock Purchase Rights expired on September 21, 2009, pursuant to the terms of the Rights Agreement, dated as of September 21, 1999, between First Mid-Illinois Bancshares, Inc. and Harris Trust and Savings Bank, as Rights Agent.
   ** Issued pursuant to that certain Rights Agreement, dated as of September 22, 2009, between First Mid-Illinois Bancshares, Inc. and Computershare Trust Company, N.A., as Rights Agent.